UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐ Form N-SAR

For Period Ended: April 29, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:	Hancock Fabrics, Inc.
Former Name if applicable:	Not aplicable
Address of principal executive office:	One Fashion Way
City, state and zip code:	Baldwyn, Mississippi 38824

PART II

RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Hancock Fabrics, Inc. is unable without unreasonable effort and expense to file its Quarterly Report on Form 10-Q for the period ended April 29, 2006 on a timely basis, due to store physical inventory counts conducted during fiscal 2005 by Hancock resulting in exceptions at a rate higher than were deemed acceptable by Hancock. As a result, Hancock has not yet been able to file its Annual Report on Form 10-K for the period ended January 28, 2006. Hancock is working to file that report as soon as practicable. On April 13, 2006, Hancock filed with the Securities and Exchange Commission a Notification of Late Filing on Form 12b-25 pertaining to its unfiled Annual Report on Form 10-K for the period ended January 28, 2006. Hancock has undertaken a complete physical inventory of all stores to confirm an accurate count of inventory. The inventory counting process began on February 19, 2006 and was completed on April 15, 2006. The inventory quantities derived from these counts are now being extended at cost and are being reconciled back to January 28, 2006, using purchase and sale records for the intervening period and any required adjustment made to inventory as of January 28, 2006.

The need for a complete recount of all store inventories is the result of Hancock's use of average weight conversion factors for its fabric inventory, particularly fabric bought by Hancock on an opportunistic basis (i.e., manufacturers' close-outs and excess production runs). Consistent with industry practice, during a store physical inventory count, fabric inventory is weighed and the weight is converted to yards using a weight conversion factor, because it would take an extraordinary length of time to unroll every bolt of fabric, measure the yardage and re-roll the fabric on the bolt. Specific (not average) conversion factors are developed by the internal audit department for basic, everyday, fabric because each item might consist of hundreds, or even thousands, of bolts of identical fabric over the course of a year. However, in the case of opportunistic purchases of fabric that, by their nature, might consist of many different types of fabric, an averaging technique was used, whereby the different types of fabric were weighed together at Hancock's distribution center and the average conversion factor for the lot was assigned to each individual item. This averaging procedure was used because of the amount of time that would be required to develop a conversion factor for each of the individual items in the opportunistic assortments, none of which individually comprise a significant amount of product. As with any average, some items in each lot are above, below and equal to the average. At the point in time when the average factor is determined, inventory is fairly stated, because the complete lot is still in inventory; however, once the inventory is shipped to the stores and the various types of fabric in the lot begin to sell at different rates, the lot's average conversion factor that remains assigned to each item in the assortment may not provide the same overall inventory result that having specific weight factors for each item would yield.

In order to obtain a more precise inventory result, the recount of Hancock's store inventory was done through a combination of calculating specific conversion factors for as many individual fabric items as possible and, when not possible, by unrolling the fabric and measuring the yardage. Until the quantities counted are extended at cost and the reconciliation back to January 28, 2006 is completed, there is no way to determine whether the averaging technique previously utilized caused inventory to be fairly stated, understated or overstated. However, even if it is determined that inventory was fairly stated in all material respects, the use of average weight factors in lieu of specific weight factors could have resulted in a material misstatement of inventory.

While management has not yet completed its assessment of the Company's internal control over financial reporting, management has concluded, as of the date of this filing, that a material weakness existed as of its most recent year end, January 28, 2006 and as of April 29, 2006, because the Company did not maintain effective controls over the accuracy and valuation of fabric inventory acquired in assorted lots. This control deficiency could result in a misstatement of the inventory and cost of sales accounts that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Because of the material weakness described above, management expects it will conclude that as of January 28, 2006, the Company's internal control over financial reporting was not effective, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Also, as a result of the existence of the material weakness, the Company's management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of year end. Because management's required assessment of internal control over financial reporting is not complete, it is possible that the Company will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute an additional material weakness that existed as of January 28, 2006 and April 29, 2006.

As stated above, until the costing of the inventory counts and related reconciliations back to January 28, 2006 have been completed, there is no way to determine whether the averaging technique utilized caused inventory to be fairly stated, understated or overstated.

Due to the additional time required to complete the inventory counting process described above, the year-end closing process, the quarter-end closing process, the related financial statements and management's assessment of the effectiveness of Hancock's internal control over financial reporting, Hancock will be unable to file its Quarterly Report on Form 10-Q for the period ended April 29, 2006 by June 8, 2006. Hancock intends to file its Quarterly Report on Form 10-Q for the period ended April 29, 2006 as soon as practical; however, the filing will not be made before Hancock files its Annual Report on Form 10-K for the period ended January 28, 2006. The Company is working to complete the work required to cost the physical inventory counts and reconcile them back to January 28, 2006 However, it is not currently possible to project a completion date for this process.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Sam D. Chafetz     (901) 577-2148

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Hancock’s Annual Report on Form 10-K for the period ended January 28, 2006 has not been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

Explanation:

As discussed above under Part III, Hancock is undertaking a complete physical inventory of all stores to confirm an accurate count of inventory. Due to the current uncertainty of the results of the inventory counting process, Hancock cannot reasonably determine the amount or magnitude of any change in its results of operations from the corresponding period for the last fiscal year.

SIGNATURE

Hancock Fabrics, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HANCOCK FABRICS, INC.
(Registrant)

By: /s/ Bruce D. Smith
Name:	Bruce D. Smith
Title:	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

Date: June 8, 2006